UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES
EXCHANGE ACT OF 1934

For the month of October, 2007

Commission File Number 000-5149

CONTAX PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

Contax Holding Company
(Translation of Registrant's name in English)

Rua do Passeio, 56 – 16th floor
Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☑

CONTAX PARTICIPAÇÕES S.A.
Company Taxpayers’ ID (CNPJ) 04.032.433/0001 -80
Company Registry ID (NIRE) 33300275410
Publicly-Held Company

MINUTES OF THE EXTRAORDINARY SHAREHOLDERS’ MEETING
HELD ON OCTOBER 17, 2007

drawn up in the summary format pursuant to article 130 and paragraphs of Law 6,404/76.

1) Date, Place and Time: held at 10:00 am on October 17, at the headquarters of Contax Participações S.A. (“Company”) located at Rua do Passeio, 48 to 56, (parte), Rio de Janeiro, RJ.

2) Call Notice: The First Call Notice was published in the 10/02/2007 (page 12), 10/03/2007 (page 4) and 10/04/2007 (page 3) editions of the Official Gazette of the State of Rio de Janeiro, part V and in the 10/02/2007 (page B8), 10/03/2007 (page C5) and 10/04/2007 (page C8) editions of the newspaper “Valor Econômico – Edição Nacional”.

3) Agenda: 1. To resolve on the cancellation of 1,443,472 common shares and 18,277,422 preferred shares held in treasury, without capital reduction; 2.To resolve on the reverse-split of all Shares representing the Company’s capital stock (following the cancellation of Treasury Shares referred to in the previous item) at the ratio of 20 (twenty) Shares to 1 (one) Share of the same type; 3. To resolve on the power delegation to the Company’s Board of Executive Officers in order to implement all necessary acts to perform the above mentioned operations; 4. Amendment to caput of article 5 of the Bylaws, in view of the cancellation and reverse-split of Shares, aiming at adapting the number of Common Shares and Preferred Shares composing the Company’s capital stock.

4) Attendance: Shareholders representing 72.34% of the voting capital stock, according to the signatures included in the Shareholders’ Attendance Book, and also Michel Neves Sarkis (CFO and Investor Relations Officer) and José Luiz de Souza Gurgel (representing BDO Trevisan Auditores Independentes).

5) Presiding Board: Chairman: Michel Neves Sarkis, Secretary: Luciene Sherique.

6) Resolutions: The following items were unanimously approved by all the attending shareholders:

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(i) Cancellation of 1,443,472 common shares and 18,277,422 preferred shares held in treasury, without reduction of theCompany’s capital stock, with 3,500,000 common shares still held in treasury. The matter was unanimously approved by the attending shareholders.

(ii) Reverse-split, pursuant to article 12 of Law 6,404/76, of all Shares representing the Company’s capital stock (following the cancellation of Treasury Shares referred to in the previous item), totaling 317,133,733 shares, 116,495,445 of which are common shares and 200,638,288 are preferred shares, at the ratio of 20 (twenty) Shares to 1 (one) Share of the same type, pursuant to the following terms: (a) within the term to be set forth in the “Notice to Shareholders”, Shareholders, at their own and exclusive discretion, may adjust their Shareholding positions, by type, in lots multiples of 20 (twenty), upon trading on BOVESPA; (b) Shareholders may perform purchase and sale transactions of shares, to adjust their positions, through branches of Banco do Brasil (checking account holders or non-checking account holders); (c) Shareholders owners of less than 20 (twenty) Shares of the Company’s capital stock, in transactions held through Banco do Brasil, shall be exempt from paying emoluments and brokerage fee, exclusively for the amount necessary in order for the Shareholder to own 1 (one) Share of the Company of the respective type; (d) at the end of the term established for the adjustment by the Shareholders, Shares representing the Company’s capital stock shall be traded exclusively as reverse-split. (e) possible fractions of Shares resulting from the reverse-split shall be separated, reverse-split in whole numbers, and sold on BOVESPA and the resulting amounts of which sale made available on behalf of the respective Shareholder, after the financial settlement of the sale, as follows: (I) checking account holders of Banco do Brasil shall have the corresponding value credited directly in their checking accounts; (II) other Shareholders shall go to a Banco do Brasil branch at their own discretion to receive the respective amounts; (III) the amount corresponding to Shareholders holding shares under custody of the CBLC – Brazilian Clearing and Depositary Corporation shall be credited directly to that company, which will be responsible for transferring it to the Shareholders through the custody agents; and (IV) for the Shareholders whose Shares are blocked or with outdated registration, the amount will be retained by the Company and maintained at the disposal of the respective Shareholder for payment, exclusively upon presentation of the proving documentation of unblocking or identification, as the case may be. The American Depositary Receipts – ADRs which represent preferred shares of the Company in the over-the-counter market of the United States shall not be reverse-split. However, each preferred share issued by the Company shall correspond to 20 (twenty) ADRs of the same type. The matter was unanimously approved by the attending shareholders.

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(iii) Empowerment of the Company’s Board of Executive Officers to implement all the necessary actions to cancel the common and preferred shares held in treasury. The item was unanimously approved by all the attending shareholders.

(iv) Amendment to caput of article 5 of the Company’s Bylaws, in view of the cancellation of Shares, aiming at adapting the number of Common Shares and Preferred Shares composing the Company’s capital stock. The caput of article 5 of the Company’s Bylaws shall now have the following wording: “Article 5 – The Company’s Capital Stock comprises R$223,873,116.10 (two hundred and twenty three million, eight hundred and seventy three thousand, one hundred and sixteen reais and ten centavos), divided into 317,133,733 shares, of which 116,495,445 are common and 200,638,288 are preferred shares, all registered book-entry shares with no par value”. After the operations related to the reverse-split, the Company’s capital stock will be R$223,873,116.10 (two hundred twenty three million, eight hundred and seventy three thousand, one hundred and sixteen reais and tem centavos), divided into 15,856,686 shares, of which 5,824,772 are common shares and 10,031,914 are preferred shares. A General Meeting shall be called to adjust the caput of article 5 of the Company’s Bylaws related to the capital stock. The matter was unanimously approved by the attending shareholders.

7) Closure: There being no further matters to discuss, these minutes were drawn up in the summary format, read, approved and signed by all attending shareholders, who authorized their publication without their respective signatures according to article 130, paragraph 2 of Law 6.404/76. This is a free translation of the minutes filed in the Company’s records.

Rio de Janeiro, October 17, 2007.

_____________________
Luciene Sherique
Secretary

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 17, 2007

CONTAX PARTICIPAÇÕES S.A.

By:	/S/ Michel Neves Sarkis
Name: Michel Neves Sarkis Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.